UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-36206

SOLAI Limited

428 South Seiberling Street

Akron, Ohio 44306

United States of America

+1 (346) 204-8537

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

This report on Form 6-K, including the document attached as Exhibit 99.1 to this report on Form 6-K, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, as amended, filed with the U.S. Securities and Exchange Commission on May 16, 2025 (Registration No. 333-287337), and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF CONTENTS

Exhibit 99.1 Press Release – SOLAI Limited Announces Unaudited Financial Results for the Three Months Ended March 31, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOLAI LIMITED

	By:	/s/ Xianfeng Yang
	Name:	Xianfeng Yang
	Title:	Chief Executive Officer

Date: May 26, 2026